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		    SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C. 20549

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			      SCHEDULE 14D-9
			     (AMENDMENT NO. 8)

		   Solicitation/Recommendation Statement
		       Pursuant to Section 14(d)(4)
		  of the Securities Exchange Act of 1934

				ADT LIMITED
			 (Name of Subject Company)

				ADT LIMITED
		   (Name of Person(s) Filing Statement)


		 Common Shares, par value $0.10 per share
	(including the associated preference stock purchase rights)
		      (Title of Class of Securities)

				000915 10 8
		   (CUSIP Number of Class of Securities)


			     Stephen J. Ruzika
			       c/o ADT, Inc.
			   1750 Clint Moore Road
			 Boca Raton, FL 33431-0835
			      (561) 988-3600
	       (Name, Address and Telephone Number of Person
	     Authorized to Receive Notices and Communications
	       on Behalf of the Person(s) Filing Statement)


			      With a copy to:

			  David W. Ferguson, Esq.
			   Davis Polk & Wardwell
			    450 Lexington Ave.
			 New York, New York 10017


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				 INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares").
All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 3. Identity and Background.

	       The response to Item 3(b)(1) is hereby amended by adding the following immediately before the paragraph under Item 3(b)(1) beginning "To the extent that . . . ":

	       On April 23, 1997, the Board resolved, by unanimous written consent, that with respect to the Western Offer only, and provided that the Western Offer remains subject to the same terms and conditions as those prevailing on March 17, 1997, the Distribution Date (as defined in the Rights
Plan) for the Rights shall be June 17, 1997, or such earlier date as may be determined by the Board and that the Distribution Date in any other circumstances shall be the date as provided for in the Rights Plan.

Item 8. Additional Information to be Furnished.

	       The response to Item 8 is hereby amended by adding the following immediately before the paragraph under "Certain Litigation" beginning "On December 26, 1996, Charles Gachot . . .":

	       On April 16, 1997, WCI filed a petition with the Supreme Court of Bermuda (the "Bermuda Court") in which WCI alleges that the Tyco Merger has been structured in order to deprive WCI and the Company's other shareholders of their appraisal rights under Section 106 of the Bermuda Companies Act (the "Act") applicable to an amalgamation under the Act. Although the Company is acquiring Tyco in that transaction, WCI maintains that in actuality Tyco is acquiring the Company and that the transaction should be treated as an amalgamation between the Company and Tyco which would trigger appraisal rights under Bermuda law. WCI alleges that the Company's actions are oppressive and prejudicial to it. WCI asks the Court to order that the Tyco Merger be enjoined unless the Company's shareholders are permitted to exercise all rights they would be entitled to, including appraisal rights, if the transaction between the Company and Tyco were an amalgamation under Bermuda law. In order for WCI's petition to prevail, the Bermuda Court must find that the Company's agreements with Tyco are so oppressive and prejudicial to the Company's shareholders, or some part of them, that they otherwise justify the winding up of the Company's affairs under Bermuda law. The Company and the Board believe that the allegations in WCI's petition are without merit and intend to vigorously defend against them. On April 23, 1997, the Company filed a petition to strike out WCI's petition in the Bermuda Court on the grounds that
(i) the petition discloses no reasonable cause of action, (ii) the petition is frivolous, embarrassing and vexatious and (iii) the petition is otherwise an abuse of the process of the Bermuda Court.

	       The response to Item 8 is hereby amended by adding the following after the final paragraph under "Demand for Western Stockholder List":

	       On April 24, 1997, ADT Investments served a demand on Western, pursuant to Section 17-6510 of the Kansas General Corporation Code, that Western provide ADT Investments with, among other things, a complete record or list of stockholders of Western as of the record date for determining stockholders entitled to vote (the "Record Date") at the annual meeting of Western's stockholders then scheduled for May 29, 1997 or as of a recent date if a Record Date list was not available.

	       The response to Item 8 is hereby amended by adding the following after the final paragraph of the prior response to Item 8:

	       Demand for Kansas City Power & Light Stockholder List

	       On April 10, 1997, ADT Investments II, Inc. ("ADT Investments II"), a wholly owned subsidiary of ADT and a record holder of KCP&L common stock, served a demand on KCP&L, pursuant to Section 351.215 of the Missouri General and Business Corporation Law and Article VIII of KCP&L's By-Laws, that certain corporate books and records, including, inter alia, a complete record or list of shareholders of KCP&L as of a recent date, be made available for inspection by ADT Investments II, or that copies be delivered to ADT Investments II's agents for inspection. The stated purpose of the demand was to permit ADT Investments II to communicate with other shareholders of KCP&L on matters relating to their interests as shareholders, including communicating with such shareholders regarding the proposed Western Offer.

	       To date, KCP&L has not provided the requested list of shareholders. By letter dated April 14, 1997, KCP&L responded to ADT Investments II's request, stating that given ADT's relationship with Western, the demand, in its view, was not for a reasonable and proper purpose.

Item 9. Material to be Filed as Exhibits.

	       The response to Item 9 is hereby amended by adding the following new exhibits:

    Exhibit 99.47    ADT Investments, Inc.'s demand for Western
		     Resources, Inc.'s stockholder list dated April 24, 1997.

    Exhibit 99.48    ADT Investments II, Inc.'s demand for Kansas City
		     Power & Light Company's stockholder list dated April 10,
		     1997.

    Exhibit 99.49 Letter dated April 14, 1997, from Kansas City Power & Light Company to ADT Investments II, Inc.

    Exhibit 99.50    ADT Press Release dated April 24, 1997.






				 SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



			      ADT LIMITED

			      By:  /s/ Stephen J. Ruzika
				   ------------------------------
				    Stephen J. Ruzika
				    Chief Financial Officer, Executive Vice
				    President and Director (Principal
				    Financial Officer and Principal Accounting
				    Officer)

Dated: April 24, 1997